

June 15, 2021

Matthew R. Krna
Chief Executive Officer and Director
Alpha Partners Technology Merger Corp.
One Penn Plaza
36th Floor
New York, NY 10119

> **Re: Alpha Partners Technology Merger Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 2, 2021**
> **File No. 333-253221**

Dear Mr. Krna :

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-1

Summary, page 1

1. We note your revised disclosure defines "anchor investors" as certain institutions which are unaffiliated with you or your management team that (i) will purchase private placement units in a private placement that will close concurrently with this offering, (ii) will purchase founder units from your sponsor in connection with the closing of the business combination and (iii) have indicated an interest in purchasing units in this offering. Please revise your filing to identify such anchor investors.

You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Karina Dorin at (202) 551- 3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Derek Dostal